EXHIBIT 99.1

HOLLINGER INC.

HOLLINGER INC. ANNOUNCES SUCCESSFUL CLOSING OF
US$120 MILLION SENIOR NOTE ISSUE

Toronto — March 10, 2003: Hollinger Inc. (TSX: HLG.C) today announced the closing of the private placement of its 11-7/8% senior secured notes due March 1, 2011 at 99.377% of face amount.

The net proceeds from the sale of the Notes totaled approximately US$114 million, before expenses. As previously announced, the proceeds from the offering were used by Hollinger Inc. as to US$94.3 million to repay indebtedness owed to its banks and to The Ravelston Corporation Limited and as to US$11.5 million to advance a subordinated loan to The Ravelston Corporation Limited which is anticipated to be repaid during 2003. Hollinger intends to use the balance of the proceeds for general corporate purposes.

The Notes have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release will not constitute an offer to sell or a solicitation of an offer to buy the notes and is issued under Rule 135c under the Securities Act of 1933.

Hollinger Inc.’s principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) that, after this transaction, represents approximately 72.6% of the voting power and approximately 29.6% of the equity of the outstanding common stock of Hollinger International Inc.

Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator magazine in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:
J.A. Boultbee
Executive Vice-President
Hollinger Inc.
(416) 363-8721

Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.
(416) 363-8721